FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




06 May 2003

                    COLT ANNOUNCES GBP38 MILLION BOND BUYBACK


COLT Telecom Group plc (COLT), a leading European provider of business communication services, said today that it had purchased a further GBP38 Million of COLT bonds for a cash outlay of GBP26 Million.

The purchases were undertaken by COLT Telecom Finance Limited as set out below. COLT Telecom Finance Limited has no intention to sell the notes it has purchased and arrangements may be made in due course to cancel such notes.


COLT may purchase additional bonds in the future.


The following bonds have been purchased.


$25.0 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;

EUR1.9 Million accreted principal amount of our EUR306.8 Million 2% Senior Convertible Notes due August 2005;

EUR7.7 Million accreted principal amount of our EUR295 Million 2% Senior Convertible Notes due March 2006;

EUR4.8 Million accreted principal amount of our EUR368 Million 2% Senior Convertible Notes due December 2006; and

EUR17.4 Million accreted principal amount of our EUR402.5 Million 2% Senior Convertible Notes due April 2007.


In aggregate COLT has now purchased:


$108.9 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;

GBP11.8 Million face amount of our GBP50 Million 10.125% Senior Notes due November 2007;

EUR12.8 Million face amount of our EUR76.7 Million 8.875% Senior Notes due November 2007;

EUR56.4 Million face amount of our EUR306.8 Million 7.625% Senior Notes due July 2008;

EUR57.8 Million face amount of our EUR320 Million 7.625% Senior Notes due December 2009;

EUR18.6 Million accreted principal amount of our EUR306.8 Million 2% Senior Convertible Notes due August 2005;

EUR101.4 Million accreted principal amount of our EUR295 Million 2% Senior Convertible Notes due March 2006;

EUR96.0 Million accreted principal amount of our EUR368 Million 2% Senior Convertible Notes due December 2006; and

EUR119.4 Million accreted principal amount of our EUR402.5 Million 2% Senior Convertible Notes due April 2007.


For further information contact:


John Doherty

Director Investor Relations

email: jdoherty@colt-telecom.com

tel: +44 20 7390 3681

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 06 May 2003                                   COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary